EXHIBIT 16.1


February 16, 2006

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Beckstead and Watts, LLP was previously principal accountant for Palomar Enterprises, Inc. (the "Company") and performed quarterly reviews on the financial statements of the Company for the quarters ended September 30, 2005 and June 30, 2005. On February 16, 2006, we were notified that we were dismissed by the Company as principal accountants. We have read the Company's statements included under Item 4 of its Form 8-K dated February 16, 2006 and we agree with such statements except that we cannot confirm or deny that the appointment of E. Randall Gruber CPA, PC was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,


Beckstead and Watts, LLP


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